UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Clear Secure, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.00001 per share
(Title of Class of Securities)

18467V 109
(CUSIP Number)

September 2, 2021
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18467V 109

1	NAMES OF REPORTING PERSONS
United Airlines Holdings, Inc. 36-2675207

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,985,079(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,985,079(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,985,079(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)	See Item 4 below.
(2)
The percentage ownership interest is determined based on an aggregate 77,476,398 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021, and (ii) 3,207,932 shares of Class A Common Stock of the Issuer issuable upon exercise of Warrants indirectly owned by the Reporting Person, which have been added to the total shares of Class A Common Stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No. 18467V 109

1	NAMES OF REPORTING PERSONS
United Airlines, Inc. 74-2099724

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,985,079(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,985,079(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,985,079(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	See Item 4 below.
(2)
The percentage ownership interest is determined based on an aggregate 77,476,398 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021, and (ii) 3,207,932 shares of Class A Common Stock of the Issuer issuable upon exercise of Warrants indirectly owned by the Reporting Person, which have been added to the total shares of Class A Common Stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No. 18467V 109

1	NAMES OF REPORTING PERSONS
United Airlines Ventures, Ltd. 98-1608343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,985,079(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,985,079(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,985,079(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	See Item 4 below.
(2)
The percentage ownership interest is determined based on an aggregate 77,476,398 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021, and (ii) 3,207,932 shares of Class A Common Stock of the Issuer issuable upon exercise of Warrants directly owned by the Reporting Person, which have been added to the total shares of Class A Common Stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No. 18467V 109

Item 1(a).	Name of Issuer:

Clear Secure, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

65 East 55th Street, 17th Floor
New York, NY 10022

Item 2(a).	Name of Persons Filing:

This statement on Schedule 13G is being jointly filed by: (i) United Airlines Holdings, Inc. (“UAL”), (ii) United Airlines, Inc. (“United”), and (iii) United Airlines Ventures, Ltd. (“UAV”). UAV is a wholly-owned subsidiary of United, whose parent holding company is UAL, a publicly-traded company.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

UAL, United & UAV:
233 South Wacker Drive
Chicago, IL 60606

Item 2(c).	Citizenship:

UAL and United: Delaware, U.S.A.
UAV: Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

18467V 109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G). (check the box)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.

(j)	☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. 18467V 109

Item 4.	Ownership.

(a)	Amount beneficially owned:

3,985,079 shares of Class A Common Stock of the Issuer*

(b)	Percent of class: 5.1%**

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

3,985,079 shares of Class A Common Stock of the Issuer*

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

3,985,079 shares of Class A Common Stock of the Issuer*

* UAV, which is a wholly-owned subsidiary of United, whose parent holding company is UAL, is the record holder of (i) 777,147 shares of Class A Common Stock of the Issuer and (ii) warrants to acquire 6,950,518 shares of Class A Common Stock of the Issuer, at an exercise price of $0.00 per share, which are subject to certain material conditions to vesting (“Warrants”).  As of the date of this Schedule 13G, Warrants to acquire 3,207,932 shares of Class A Common Stock of the Issuer have vested and are included in the number of shares of Class A Common Stock of the Issuer beneficially owned by UAV, United and UAL reported in this Schedule 13G. As of the date of this Schedule 13G, Warrants to acquire 3,742,586 shares of Class A Common Stock of the Issuer have not vested and accordingly are excluded from the number of shares of Class A Common Stock of the Issuer beneficially owned by UAV, United and UAL reported in this Schedule 13G. United and UAL do not directly own any shares of Class A Common Stock or Warrants of the Issuer. By reason of the provisions of Rule 13d-3 under the Act, each of United and UAL is deemed to own beneficially the Class A Common Stock that UAV owns as a record holder of the Class A Common Stock and Warrants.

** The percentage ownership interest is determined based on an aggregate 77,476,398 shares of Class A Common Stock of the Issuer outstanding, which is the sum of (i) 74,268,466 shares of Class A Common Stock of the Issuer outstanding as of November 11, 2021, as reported on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 15, 2021, and (ii) 3,207,932 shares of Class A Common Stock of the Issuer issuable upon exercise of Warrants directly owned by UAV, which have been added to the total shares of Class A Common Stock of the Issuer outstanding pursuant to Rule 13d-3(d)(3) under the Act.

CUSIP No. 18467V 109

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Exhibit Description

99.1	Joint Filing Agreement, dated December 27, 2021, between UAL, United and UAV.

CUSIP No. 18467V 109
SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 27, 2021

UNITED AIRLINES HOLDINGS, INC.

By:	/s/ Robert S. Rivkin
Name: Robert S. Rivkin
Title: Senior Vice President and General Counsel

UNITED AIRLINES, INC.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

UNITED AIRLINES VENTURES, LTD.

By:	/s/ Michael Leskinen
Name: Michael Leskinen
Title: President

CUSIP No. 18467V 109

Exhibit 99.1

Joint Filing Agreement

The persons below hereby agree that the Schedule 13G to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13G, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934. The undersigned also agree that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

EXECUTED this December 27, 2021.

UNITED AIRLINES HOLDINGS, INC.

By:	/s/ Robert S. Rivkin
Name: Robert S. Rivkin
Title: Senior Vice President and General Counsel

UNITED AIRLINES, INC.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

UNITED AIRLINES VENTURES, LTD.

By:	/s/ Michael Leskinen
Name: Michael Leskinen
Title: President